SUB-ITEM 77E: Legal Proceedings
	     (a) On September 22, 2002 the Fund announced that it had entered into a settlement agreement with the plaintiff in two litigations currently pending against the Fund. The first action, commenced in May 1997 in the U.S. Southern District of New York, alleged that the Fund's 1996 rights offering constituted a breach of fiduciary duty by the Fund's investment adviser and its directors. (Strougo v. Bassini et al. 97Civ. 3579 (RWS).) The second action, brought by the same plaintiff in the same court, alleged violations of Sections 36(a) and 36(b) of the Investment Company Act of 1940 (the "1940 Act") in connection with the investment advisory fee arrangements between the Fund and Credit Suisse Asset Management, LLC, the Fund's investment adviser ("CSAM"). (Strougo v. BEA Associates, 98 Civ. 3725 (RWS).)
	     Under the terms of the settlement agreement, which has received preliminary court approval and is subject to final approval following a hearing currently scheduled for January 22, 2003:
* the Fund will be liquidated and its net assets distributed to shareholders;
* the class members in the rights offering litigation (shareholders who owned shares during the period June 7, 1996 through July 17,
1996) who did not exercise their rights in the rights offering and sold their shares prior to the close of business on February 15, 2002 will be entitled to receive $1.00 per share sold, upon presentation of accurate and completed proof of claims,
* the class members in the rights offering litigation who exercised their rights in the rights offering and sold their shares prior to the close of business on February 15, 2002 will be entitled to receive $0.25 per share for rights which were exercised, upon presentation of accurate and completed proof of claims; and
* plaintiff will apply to the court for an award of attorneys' fees and related amounts not to exceed $750,000 plus reimbursement of expenses not exceeding $75,000.
	     The amounts payable to the class members and plaintiff's counsel fees and expenses (inclusive of any compensatory award to the plaintiff) will be payable in the first instance by CSAM, but most of those amounts are expected to be reimbursed by Gulf Insurance Company, the issuer of an errors and omissions policy covering CSAM, the Fund and its directors and officers.
	     Under a separate agreement among the Fund, CSAM and Gulf, Gulf has agreed: (i) to reimburse CSAM for up to $750,000 of the plaintiff's legal fees and related amounts and up to $75,000 of expense reimbursements to plaintiff's counsel; (ii) to reimburse CSAM for the cost of funding the settlement payments to the class plaintiffs in the rights offering litigation up to a cap which CSAM and the Fund believe will be sufficient to satisfy all claims (if there is any excess, it will be funded equally by the Fund and CSAM); and (iii) to reimburse $512,500 of attorneys' fees billed by CSAM, the Fund and the individual defendants prior to December 31, 2001 for defense of the two actions
	     (the "Defense Fee") and 87.5% of all costs and fees billed to CSAM, the Fund and the individual defendants after December 31, 2001 in connection with the litigation and settlement of the two actions (with the remaining 12.5% to be borne equally by CSAM and the Fund).
	     CSAM will receive $506,250 of the Defense Fee and the Fund the balance, and in consideration therefor CSAM has agreed to waive its claim for reimbursement from the Fund of the approximately $1.1 million in costs and fees incurred by it in connection with the fee litigation prior to December 31, 2001. CSAM has also agreed to waive any rights to reimbursement from the Fund for any costs and fees incurred after December
	     31, 2001 in connection with the litigation and settlement of the two litigations which are not paid by the insurance carrier.
	     The settlement, under which the defendants continue to deny any liability, is subject to a number of conditions, including but not limited to the following:
	     (i) the Fund shareholder class shall have been certified for settlement; (ii) the Fund's shareholders shall have approved the liquidation of the Fund by the requisite vote under the Fund's Articles of Incorporation; and (iii) CSAM shall not have been terminated as advisor to the Fund by a shareholder vote. The liquidation of the Fund is to occur within 30 days following the last to occur of (i) the approval of the settlement by the court following the hearing and the entry of an order of final judgment and the expiration of any time for appeal or review of such order or, if any appeal is filed and not dismissed, after the order is upheld on appeal in all material respects and no longer subject to review on appeal; (ii) the issuance by the Securities and Exchange Commission of an exemptive order under the 1940 Act permitting the Fund's participation in the settlement on the terms described above; and (iii) shareholder approval of the liquidation of the Fund.
	     The defendants may withdraw from the settlement prior to the final approval hearing in the event that the beneficial owners of greater than a specified number of shares of the Fund request exclusion from the class.
	     A major shareholder of the Fund, President and Fellows of Harvard College, had advised the Fund and CSAM prior to the announcement of the settlement agreement that it would oppose any settlement that did not include certain expense sharing arrangements between the Fund and CSAM that have not been included in the settlement described above. However, its position on the settlement must be considered uncertain because it was then unaware, as far as the Fund and CSAM know, of all of the terms of the settlement. Nevertheless, if that shareholder chooses to continue to oppose the settlement, the consummation of the settlement of the litigations may be jeopardized.